Exhibit 99.1

NICE to Acquire Fizzback, Introducing the Most Complete Customer Experience
Management Offering with the Integration of Revolutionary Real-Time Voice of the Customer
Solution

•	To create a complete Voice of the Customer (VoC) offering, combining direct, indirect, and inferred customer feedback, as part of NICE’s cross-channel analytics based solutions
•
Fizzback’s event-driven SaaS-based solution conducts an automated real-time dialog in natural language with consumers via mobile, web, or social media, resulting in up to 50% response rates, well above industry norms at under 10%

•
Real-time feedback with high response rates enable Fizzback’s customers to deliver quality and statistically valid inputs to each relevant individual in the organization for prompt action, thus improving customer satisfaction and operational efficiency, making Fizzback a strategic part of daily operations

•	NICE will be acquiring Fizzback for a total cash consideration of approximately $80 million; Deal expected to close in beginning of fourth quarter 2011

Ra’anana, Israel, September 19, 2011 – NICE Systems Ltd (NASDAQ: NICE) today announced that it has reached an agreement to acquire Fizzback, introducing the most complete Customer Experience Management (CEM) with the integration of revolutionary, real-time Voice of the Customer (VoC) solution.

The Fizzback SaaS offering is a real-time operational VoC solution. It sends consumers requests for feedback relating to a specific interaction or transaction via mobile, web or social media. The consumer is engaged at the point of experience, for example in the contact center, branch, point of sale (POS), mobile application, or web. The feedback is analyzed by the system to determine a relevant response, and automatically conduct a dialog with the consumer in natural language rather than in survey format.

Fizzback’s unique approach generates game-changing response rates of up to 50%, significantly higher than industry norms at under 10%, as it motivates consumers to provide relevant feedback, at the moment of interaction. Additionally, consumers provide feedback about their experience rather than only about what was asked in a survey. With more than 150 million feedbacks collected annually, Fizzback enables organizations to better understand their customers’ perceptions, and be agile across the organization, while improving customer experience at the various enterprise touch points.

The combination of Fizzback and NICE will both improve CEM as well as operationalize VoC both for the contact center and across the enterprise. Correlating customer feedback to specific interactions or transactions helps improve performance enterprise-wide with statistically validated responses, as well as enhance quality management and processes. Key efficiency metrics that can be significantly improved include First Contact Resolution (FCR) and Average Handle Time (AHT) in the contact center and employee performance in direct customer facing roles.

Capturing, analyzing and acting on the Voice of the Customer (VoC) is critical to the success of any Customer Experience initiative. NICE’s cross-channel analytics solutions support VoC programs by: (1) analyzing customer interaction content (indirect feedback), whether the customer is interacting with the organization or talking about the organization through the contact center, social media, or other channels, and by extracting insights from these interactions; and (2) by analyzing customer behavior (inferred feedback), such as transaction and web browsing patterns or their journey along different touch points. By adding direct customer feedback with the Fizzback solution, NICE now provides a complete CEM solution that delivers a holistic understanding of the customer by combining on one platform the VoC from each of the three feedback dimensions: direct, indirect and inferred.

Zeevi Bregman, President and CEO of NICE said, " The adoption of and demand for CEM solutions, at all levels of the organization, including Marketing, Finance and Operations, is on the rise. With the addition of Fizzback, NICE is expanding the scope of its capabilities of Impacting Every Customer Interaction by introducing a Customer Experience Management solution with the most complete Voice of the Customer offering. This enables our customers to more effectively capture, understand and leverage VoC as the foundation to a cross-enterprise CEM strategy.”

Rob Keve, CEO of Fizzback said, “Our unique solution has been enabling our customers to achieve exceptionally high response rates from their customers, and to receive feedback in real-time. This combination allows them to take immediate action for increasing customer loyalty and driving efficiency across the enterprise. This has resulted in extremely high usage rates for our customers, making Fizzback a strategic part of how our customers make decisions and run the business. Thus, we are proud to have experienced rapid growth and high rates of product adoption. We are looking forward to combining these capabilities with NICE’s real-time, cross-channel analytics to provide both NICE and Fizzback customers greater access to even broader capabilities with a more complete VoC solution.”

Under the terms of the agreement, NICE will acquire Fizzback for a total cash consideration of approximately $80 million. Subject to certain conditions and satisfaction of terms, the transaction is scheduled to close in the beginning of the fourth quarter of 2011 with 2 to 3 cents dilution of fully diluted Non-GAAP EPS for that quarter. In 2012, the acquisition is expected to add approximately $20 million to NICE’s non-GAAP revenues, to be slightly dilutive, and to become accretive to fully diluted Non-GAAP EPS within four quarters post closing.

About Fizzback
Founded in 2004 headquartered in the UK and backed by  Advent Venture Partners, Nauta Capital and TAG, Fizzback is a global provider of Voice of the Customer solutions, providing software solutions for Real-Time Customer Feedback that drive customer loyalty and employee performance. The award winning Fizzback solution helps companies listen, respond and act in real-time to their customers’ comments. Fizzback customers include tier-1 organizations from a variety of vertical industries, including, British Telecom (BT), O2, Best Buy Europe, Everything Everywhere, National Express, Virgin Media, Tesco,and several Tier 1 North American telecom carriers.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 775-3896
Investors
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messers Bregman and Keve are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.